XSPORT GLOBAL, INC.

March 6, 2019

VIA EDGAR ONLY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention:         Folake Ayoola, Special Counsel
Jeff Kauten, Staff Attorney

Re:	XSport Global, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 13, 2018
File No. 333-227972

Dear Ms. Ayoola and Mr. Kauten:

Please be advised that the undersigned is the duly-appointed Chief Executive Officer and Chairman of XSport Global, Inc., the above-referenced issuer (the “Issuer”).  This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Issuer’s Registration Statement on Form S-1/A, filed on December 13, 2018 (the “Registration Statement”) provided in your letter dated February 6, 2019 (the “Comment Letter”).

The purpose of this correspondence is to provide responses to the Comment Letter and provide explanation, where necessary of Amendment No. 2 to Registration Statement of Form S-1 filed on March 4, 2019.  Our responses follow the text of each Comment Letter, which we have reproduced below for your convenience.

Amendment No. 1 to Registration Statement on Form 1

The Triton Transaction
Our Termination Rights, page 15

1.
You state that you have the unconditional right, upon a material breach by Triton, to give notice to Triton to terminate the Purchase Agreement.  Revise to give examples of what would constitute “material breach.”

The Registration Statement was revised to include the following examples (underlined to show new text) of a material breach by Triton:

Our Termination Rights

We have the unconditional right, upon a material breach by Triton, to give notice to Triton to terminate the Purchase Agreement. A material breach by Triton would include Triton’s failure to purchase shares of our common stock after we have delivered a purchase notice to them, or Triton’s failure to comply with certain covenants it made pursuant to the Purchase Agreement, such as its covenant not to engage in any direct or indirect short-selling or hedging of our common stock during any time prior to the termination of the Purchase Agreement. In addition, the Purchase Agreement will automatically terminate when the commitment amount of $1,000,000 of Purchase Notice Shares have been purchased, March 31, 2019, the date this Registration Statement is no longer effective, or in the event of bankruptcy proceedings by or against us.

United States Securities and Exchange Commission
Division of Corporation Finance
March 6, 2019

General

2.	Please update your registration statement to comply with Rule 8-08 of Regulation S-X.

Response:

The Registration Statement has been updated to comply with Rule 8-08 of Regulation S-X.

3.	We note your response to prior comment 21. Please revise your prospectus to:

•	Describe how and when a company may lose emerging growth company status;
•
Briefly describe the various exemptions that are available to you, such as an exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act
•
If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•
If you have elected to avail yourself of the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Also state that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Response:

The Registration Statement has been updated accordingly.

4.
We note your response to prior comment 23 where you state that “it is the Company’s position that its licensed software and application are superior to other product offerings and is, therefore, a leader in the field.”  You have not provided us with a reasonable basis for your position and your statement in the registration statement that you are a “leading youth and collegiate sports technology and media holding company.”  As such, please revise your disclosure to remove your reference to “leading.”

United States Securities and Exchange Commission
Division of Corporation Finance
March 6, 2019

Response:

The disclosure in this section has been revised to remove any references to “leading.”

5.
We note your response to prior comment 18. The legal opinion continues to state that counsel is “qualified to practice law in the State of New York and do not purport to be experts on any law other than the laws of the State of New York...” and that counsel is “not admitted or qualified to practice in the State of Wyoming.”  Counsel may not indicate in the opinion that they are not admitted to practice in Wyoming or that they are admitted to practice only in New York.  Please revise.  For guidance, refer to Section II.B.3.b of Staff Legal Bulletin 19.

Response:

The letter has been revised accordingly.

Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

* * * * *

The Issuer hereby acknowledges that:

●          should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●          the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter or require any further information, please do not hesitate to contact the undersigned or the Issuer’s counsel, Peter Campitiello, Esq. at (212) 519-5109.

Very truly yours,

/s/ Robert Finigan

Robert Finigan
Chief Executive Officer, Chairman